July 31, 2000

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND IX


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited consolidated financial statements for the period ended June 30, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 2000, and 1999, total revenues decreased 4.4% from $735,285 to $702,788 and total expenses increased 1.4% from $456,759 to $463,204. Minority interest in income of real estate joint venture decreased 11.5% from $29,576 to $26,189. As a result, net income decreased 14.3% from $248,950 to $213,395 for the three-month period ended
June 30, 2000, as compared to the same period in 1999. Rental revenue de-creased as a result of lower occupancy levels, partially offset by higher unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 81.8% for the three-month period ended June 30, 2000 as compared to 83.6% for the same period in 1999. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses remained relatively constant, with in-creases in yellow pages advertising costs and maintenance and repair expenses being offset by decreases in salaries and wages and miscellaneous advertising expenses. General and administrative expenses increased approximately $4,900 (8.2%) primarily as a result of an increase in legal and professional expense. Minority interest in income of real estate joint venture decreased as a result of a decrease in rental revenue at that facility.

For the six month periods ended June 30, 2000, and 1999, total revenues decreased 2.7% from $1,443,628 to $1,405,304 and total expenses decreased
1.2% from $947,563 to $936,026. Minority interest in income of real estate joint venture increased 5.7% from $55,225 to $58,380. As a result, net in-come decreased 6.8% from $440,840 to $410,898 for the six-month period ended June 30, 2000, as compared to the same period in 1999. The decrease in revenue can be attributed to a decrease in rental revenue as discussed above. Operating expenses decreased approximately $19,700 (2.4%) due primarily to decreases in maintenance and repair, salaries and wages, workers compensation, power and sweeping expenses, partially offset by an increase in yellow pages advertising costs. Power and sweeping expenses decreased as the substantial snow removal costs in the prior year associated with the blizzard that hit Illinois, where two of the Partnership's properties are located, did not materialize in the current year. General and administrative expenses in-creased approximately $8,200 (6.2%) primarily as a result of increases in legal and professional and equipment and computer lease expenses. Minority interest in income of real estate joint venture increased as a result of lower operating expenses at that facility.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund IX, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND IX
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President